================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                 SYNTELLECT INC.
                      -------------------------------------
                       (Name of Subject Company (Issuer))

                            ARIZONA ACQUISITION CORP.
                            ENGHOUSE SYSTEMS LIMITED
                      -------------------------------------
                       (Name of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                      -------------------------------------
                      (CUSIP Number of class of securities)

                                  NEIL SHAFRAN
                          80 TIVERTON COURT, SUITE 800
                        MARKHAM, ONTARIO, CANADA L3R 0G4
                                 (905) 946-3200
        ----------------------------------------------------------------
        (Name, Address and Telephone No. of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                 with copies to:
                                 BRIAN HOFFMANN
                                RICHARD D. PRITZ
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                            CALCULATION OF FILING FEE

        TRANSACTION VALUATION                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $9,728,131.68*                                 $894.99**
--------------------------------------------------------------------------------

* Estimated for the purpose of calculating the filing fee only, based upon (a) 13,511,294, the aggregate number of shares outstanding and not held by the Filing Persons (assuming the exercise of all outstanding options and warrants) multiplied by (y) the offer price of $0.72 per share.

** Filing fee previously paid. The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, equals $92 per $1,000,000 of the value of the transaction.

   [ ] Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________  Filing Parties: ________________________

Form or Registration No.: ____________  Date Filed: ____________________________

   [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]    third-party tender offer subject to Rule 14d-1.

       [ ]    issuer tender offer subject to Rule 13e-4.

       [ ]    going-private transaction subject to Rule 13e-3.

       [ ]    amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                                   SCHEDULE TO

         This Amendment amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") initially filed on November 13, 2002 by Arizona Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation ("Enghouse"), in connection with the offer by the Purchaser to purchase all of the outstanding common shares, $.01 par value per share ("Shares"), of Syntellect Inc., a Delaware corporation ("Syntellect"), that are not already owned by Syntellect, the Purchaser or Enghouse, at $0.72 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2002, a copy of which is attached as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2).

ITEMS 1 - 6, 8, 9, 11.

         The penultimate sentence of the first paragraph under Section 2 of the Offer to Purchase is hereby restated as follows:

         "Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to obtain any necessary governmental regulatory approvals."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Dated:  December 3, 2002


                           ENGHOUSE SYSTEMS LIMITED

                           By:           /s/ Neil Shafran
                               -------------------------------------------------
                           Name:  Neil Shafran
                           Title: Executive Vice President Corporate Development

                           ARIZONA ACQUISITION CORP.

                           By:           /s/ Neil Shafran
                               -------------------------------------------------
                           Name:  Neil Shafran
                           Title: Vice President